

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2018

Donna Rayburn
President
Markham Woods Press Publishing Company, Inc.
1756 Saddleback Ridge Rd.
Apopka, FL 32703

> **Re: Markham Woods Press Publishing Company, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 22, 2018**
> **File No. 333-225089**

Dear Ms. Rayburn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure

cc: Matheau J. W. Stout, Esq.